UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39436

KE Holdings Inc.

(Registrant’s Name)

Oriental Electronic Technology Building,
No. 2 Chuangye Road, Haidian District,
Beijing 100086
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Next Day Disclosure Return Dated August 18, 2025
99.2	Next Day Disclosure Return Dated August 19, 2025
99.3	Next Day Disclosure Return Dated August 20, 2025
99.4	Next Day Disclosure Return Dated August 21, 2025
99.5	Next Day Disclosure Return Dated August 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KE Holdings Inc.

By	:	/s/ XU Tao
Name	:	XU Tao
Title	:	Chief Financial Officer

Date: August 25, 2025